U.S. SECURITIES AND EXCHANGE COMMISSION
			   WASHINGTON, D.C.  20549

				 FORM 12b-25

		NOTIFICATION OF LATE FILING              SEC FILE NUMBER

							   CUSIP NUMBER


[  Form 10-K and Form 10-KSB   [  ] Form 11-K  [ X] Form 10-Q and Form 10-QSB
				[  ] Form N-SAR
		      For Period Ended:  March 27, 1999

 [   ] Transition Report on Form 10-K
 [   ] Transition Report on Form 20-F
 [   ] Transition Report on Form 11-K
 [   ] Transition Report on Form 10-Q
 [   ] Transition Report on Form N-SAR
 For the Transition Period Ended:________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:

Jitney-Jungle Stores of America, Inc.

Address of Principal Executive Office (Street and Number):


1770 Ellis Avenue, Suite 200

City, State and Zip Code

Jackson, Mississippi  39204


Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]   (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]   (b)     The subject annual report, semi-annual report, transition
report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ X ]   (c)     The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.


Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company has been in the process of converting its accounting and financial reporting systems to a software system provided by PeopleSoft, in part, in anticipation of Year 2000 requirements. The Company experienced significant and unanticipated complications in completing the conversion to the PeopleSoft system. As a result, the Company was delayed in producing year-end financial statements which, in turn, has delayed its production of financial statements for the quarter ending March 27, 1999.


Part IV - Other Information

	(1) Name and telephone number of person to contact in regard to this notification:

	Richard D. Coleman                              601-965-8625
	____________________________________________________________________
	  (Name)                             (Area Code)  (Telephone Number)


	(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

							     [X] Yes   [ ] No

	(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


							     [ ] Yes   [X] No

	If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




____________________________________________________________________________


		       Jitney-Jungle Stores of America, Inc.
		   (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  May 11, 1999                       By:  Richard D. Coleman
       ____________                            __________________

					  Title:  Executive Vice President -
						  Chief Financial Officer
						  ________________________